UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 19, 2026, Ascentage Pharma Group International issued a press releases entitled “Ascentage Pharma to Present Four Promising Preclinical Studies Demonstrating the Potential of Combination Therapies at American Association for Cancer Research (AACR) 2026 Annual Meeting”. A copy of the press release is furnished as Exhibit 99.1. On April 20, 2026, Ascentage Pharma Group International issued an announcement entitled “Ascentage Pharma Presents Four Promising Preclinical Studies Demonstrating the Potential of Combination Therapies at American Association for Cancer Research (AACR) 2026 Annual Meeting”. A copy of the announcement is furnished as Exhibit 99.2.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release dated April 19, 2026
99.2	Announcement dated April 20, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: April 20, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

3